Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CE Franklin Ltd.

Is the person a new appointee?	No
Civil Title:	Mr.
First Name:	Donald
Middle Name:	N/A
Surname:	McKenzie
Date of Birth (MM/DD/YYYY):	03/08/1949
Comment:	

Type of Change	Position	Full Position Title	Effective Date (MM/DD/YYYY)	End Date (MM/DD/YYYY)
Former	Director	Director	03/19/2008	10/28/2010

Is the person a new appointee?	Yes		
Civil Title:	Mr.		
First Name:	Kjell-Erik		
Middle Name:	N/A		
Surname:	Oestdahl		
Date of Birth (MM/DD/YYYY):	09/27/1964		
Previously used names:			
Addresses for the past 10 years:	Addresses	From (MM/YYYY)	To (MM/YYYY)
	42 Rue Saint-Dominique 75340 Paris Cedex 07 France	05/2010	/
	Biskop Njals Gate 43, 4010 Stavanger, Norway	06/1998	05/2010
Email Address:	koestdahl@slb.com		
Telephone:	4792872213		
Are you a Canadian Citizen?	No		
Do you hold citizenship in any country other than Canada?	Yes		
Other Country Name:	Norway		
U.S. Social Security Number:			
Comment:			

Position	Full Position Title	Effective Date (MM/DD/YYYY)	End Date (MM/DD/YYYY)
Director		10/28/2010	

Filed on behalf of the Issuer by:

Name:	Derren Newell
Phone:	403 531 5638
Email:	dnewell@cefranklin.com
Submission Date:	
Last Updated:	11/02/2010